Mail Stop 3233
                                                                  August 10,
2018


      Via E-mail
      Mr. Robert A. Milligan
      Chief Financial Officer
      Healthcare Trust of America, Inc.
      Healthcare Trust of America Holdings, LP
      16435 N. Scottsdale Road, Suite 320
      Scottsdale, AZ 85254

                 Re: Healthcare Trust of America, Inc.
                     Healthcare Trust of America Holdings, LP
                     Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018
                     File Nos. 001-35568 and 333-190916

      Dear Mr. Milligan:

             We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

           After reviewing your response to these comments, we may have additional comments.

      Item 7. Management's Discussion and Analysis of Financial Condition and Results of
      Operations

      NOI, Cash NOI and Same-Property Cash NOI, page 57

      1. We note that your disclosure that Same-Property Cash NOI ("SPCNOI") excludes properties which have not been owned and operated during the entire span of all periods presented. Please reconcile this with the disclosure in a press release dated June 8, 2018 in which you state that you add properties to the same store pool once you have owned them for a full five quarters.
 Mr. Robert A. Milligan
Healthcare Trust of America, Inc.
Healthcare Trust of America Holdings, LP
August 10, 2018
Page 2

2. Tell us how the subset of properties intended for disposition in the near term has changed over the periods presented, the reason for such changes, if applicable, and the impact that the excluded properties has had on SPCNOI growth. Also tell us your historical rate of disposing of such properties previously identified as
       "intended for disposition in the near term" as well as what consideration you gave to specifically identifying these properties in connection with your presentation of
       SPCNOI.

Consolidated Statements of Equity, page 74

3. Please provide a reconciliation of the beginning balance and ending balance of
       Redeemable noncontrolling interests for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statement of equity, in a separate statement or in a note to the financial statements. To the extent that the reconciliation is included on the consolidated statement of equity, please do not include these interests in the permanent equity total. Refer to Rule 3-04 of Regulation S-X and ASC 810-10-
       50-1A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202)
551-3429
with any questions.


                                                            Sincerely,

                                                            /s/ Kristi Marrone

                                                            Kristi Marrone
                                                            Staff Accountant
                                                            Office of Real
Estate and
                                                            Commodities